Filed by NYSE Euronext, Inc.
Pursuant to Rule 425 under the
Securities Act of 1933, as amended, and
deemed filed pursuant to Rule 14a-12 under the
Securities Exchange Act of 1934, as amended

Subject Companies:
NYSE Group, Inc.
(Commission File No. 001-32829)
Euronext N.V.

December 18, 2006

On December 18, 2006, NYSE Group, Inc. and Euronext N.V. issued the following joint press release:

Press Release

18 December 2006

Euronext N.V. (Euronext) and NYSE Group Inc. (NYSE) are releasing a copy of a letter that has been received end of last week from the Dutch Minister of Finance of the Netherlands, Gerrit Zalm. In this letter, addressed to the representatives of Euronext and of NYSE, the Dutch Minister of Finance states that he "is minded to grant the requested declarations of no-objections and the Exchange Licence", subject to conditions described in the letter.

Appendix: Letter of the Dutch Minister of Finance of the Netherlands.

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Press contacts: Euronext N.V. Antoinette Darpy, +33 1 49 27 53 75 NYSE Group Rich Adamonis, + 1 212 656 2140

About NYSE Group, Inc.
NYSE Group, Inc. (NYSE:NYX) operates two securities exchanges: the New York Stock Exchange (the “NYSE”) and NYSE Arca, Inc. (formerly known as the Archipelago Exchange, or ArcaEx®, and the Pacific Exchange). NYSE Group is a leading provider of securities listing, trading and market data products and services. In the third quarter of 2006, on an average trading day, 2.2 billion shares, valued at $80.1 billion, were traded on the exchanges of the NYSE Group.

The NYSE is the world’s largest and most liquid cash equities exchange. The NYSE provides a reliable, orderly, liquid and efficient marketplace where investors buy and sell listed companies’ common stock and other securities. On September 30, 2006, the operating companies listed on the NYSE represented a total global market capitalization of $23.0 trillion.

NYSE Arca operates NYSE Arca, Inc., the first open, all-electronic stock exchange in the United States, and has a leading position in trading exchange-traded funds and exchange-listed securities. NYSE Arca, Inc. is also an exchange for trading equity options. NYSE Arca’s trading platforms provide customers with fast electronic execution and open, direct and anonymous market access.

NYSE Regulation, an independent not-for-profit subsidiary, regulates member organizations through the enforcement of marketplace rules and federal securities laws. NYSE Regulation also ensures that companies listed on the NYSE and NYSE Arca meet their financial and corporate governance listing standards.

For more information on NYSE Group, go to: www.nyse.com.

About Euronext N.V.
Since its creation in 2000, Euronext has been working towards the consolidation of financial markets by integrating local markets across Europe to provide users with a single market that is broad, highly liquid and extremely cost effective.

After the initial three-way merger of the local exchanges of Amsterdam, Brussels and Paris, Euronext acquired the London-based derivatives market LIFFE and merged with the Portuguese exchange in 2002. The implementation of Euronext’s horizontal market model, designed to generate synergies by incorporating the individual strengths and assets of each local market, has proved that the most successful way to merge European exchanges is to apply global vision at a local level. This unique business model has been implemented on all of Euronext’s markets, and covers technological integration, the reorganisation of activities into cross-border, streamlined strategic business units (SBUs) and the harmonisation of market rules and the regulatory framework.

Euronext’s IT integration was completed in 2004, when a four-year migration plan resulted in harmonised IT platforms for cash trading (NSC), derivatives (LIFFE CONNECT®) and clearing. As a result, every market participant now has a single point of access to trading. Another step forward in the rationalisation of Euronext’s IT structure was made in 2005 with the creation of Atos Euronext Market Solutions (AEMS), an IT services-related vehicle between Euronext and Atos Origin that is a leading global provider of technology services to the capital markets.

Cautionary Note Regarding Forward-Looking Statements
Information set forth in this document contains forward-looking statements, which involve a number of risks and uncertainties. NYSE Group, Inc. (“NYSE Group”), Euronext N.V. (“Euronext”) and NYSE Euronext, Inc. (“NYSE Euronext”) caution readers that any forward-looking information is not a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking information. Such forward-looking statements include, but are not limited to, statements about the benefits of the business combination transaction involving NYSE Group and Euronext, including estimated revenue and cost synergies, NYSE Euronext’s plans, objectives, expectations and intentions and other statements that are not historical facts. Additional risks and factors are identified in NYSE Group’s and NYSE Euronext’s filings with the U.S. Securities Exchange Commission (the “SEC”), including NYSE Group’s Report on Form 10-K for the fiscal year ending December 31, 2005 which are available on NYSE Group’s website at <http://www.nyse.com/> and the SEC’s website at SEC's Web site at www.sec.gov <http://www.sec.gov/>. and in Euronext’s filings with the Autoriteit Financiële Markten (Authority for the Financial Markets) in The Netherlands, including its annual report and registration document for 2005, which is available on Euronext’s website at <http://www.euronext.com>. The parties undertake no obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise.

Additional Information About a Pending Transaction

In connection with the proposed business combination transaction between NYSE Group and Euronext, a newly formed holding company, NYSE Euronext, has filed with the SEC a prospectus that also constitutes a definitive proxy statement of NYSE Group (the "NYSE proxy statement/prospectus") and a prospectus that also constitutes a shareholder circular of Euronext (the "Euronext shareholder circular/prospectus"). Both of these documents are included as prospectuses included in the Registration Statement on Form S-4 (File No. 333-137506), as amended (the "S-4") filed with the SEC by NYSE Euronext that also contains additional information and includes the form of an exchange offer prospectus.

NYSE GROUP INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE NYSE GROUP PROXY STATEMENT/PROSPECTUS, AND EURONEXT SHAREHOLDERS ARE URGED TO READ THE EURONEXT SHAREHOLDER CIRCULAR/PROSPECTUS BECAUSE THOSE DOCUMENTS CONTAIN IMPORTANT INFORMATION REGARDING THE PROPOSED BUSINESS COMBINATION TRANSACTION.

You may obtain a free copy of the S-4, the NYSE Group proxy statement/prospectus and the Euronext shareholder circular prospectus (and will be able to obtain the final version of the exchange offer prospectus, if and when it becomes available), and other related documents filed by NYSE Group and NYSE Euronext with the SEC at the SEC's Web site at www.sec.gov. The NYSE Group proxy statement/prospectus and the other documents may also be obtained for free by accessing NYSE Group's Web site at http//www.nyse.com, or by contacting NYSE Group's investor relations department. The Euronext shareholder circular/prospectus may also be obtained for free by accessing Euronext's Web site at http//www.euronext.com.

NYSE Group, Euronext and their directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from NYSE Group stockholders in respect of the proposed business combination transaction. You can find information about Euronext's and NYSE Group's respective executive officers and directors in NYSE Group's proxy statement/prospectus and Euronext's shareholder circular/prospectus as described above. Additional information regarding the interests of such potential participants have been included in the NYSE Group proxy statement/prospectus and the Euronext shareholder circular/prospectus and in the S-4.

This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Subject to satisfaction of certain conditions precedent, NYSE Euronext will file a tender offer for Euronext shares. A detailed information document ("note d'information") and a response document ("note en réponse") will be filed with the Autorité des Marchés Financiers (AMF) in France and will be accesible on the websites of the AMF(www.amf-france.org) and Euronext (www.euronext.com) and may be obtained free of charge from Euronext.

[LOGO] ministerie van Financiën

Financial Markets Policy Directorate

NYSE Euronext Inc.
Attn. J. Thain
Euronext N.V.
Attn. J.F. Théodore, J.J.M. van der Does de Willebois
Euronext Amsterdam N.V.
Attn. J.J.M. van der Does de Willebois, J.F. Théodore
Postbus 19163
1000 GD AMSTERDAM

Date	Your letter (Reference)	Our reference	Inquiries
		FM 2006-02976 M	Wiclef Poesiat
T +3170-342 8228
F +3170-342 7984
E w.poesiat@mifin.nl
Subject
Planned merger between NYSE Inc. and Euronext N.V.

     On the 5th of October I received your applications for declarations of no-objection and an application for an Exchange Licence. The submissions of these applications follow the intention to merge NYSE Inc. and Euronext NV into a new company called NYSE Euronext Inc. During our meeting, on the 24th of October, I promised to give an update, on the course of the formal procedure of granting the declarations of no-objections and the Exchange Licence1. Since special meetings of shareholders are planned on December 19 (Euronext NV) and December 20 (NYSE Inc.), I think it is therefore the right time to give you the requested update.

Status of the formal procedure granting the requested applications

     First I would like to ask your attention for the fact that on 10 October 2006, the Director for Financial Markets Policy (Mr Bernard Ter Haar) sent you a letter (reference FM2006-02393 U) in which he informed you that, due to missing essential information, the Ministry of Finance could not formally deal with your applications. We will start the formal procedure only after all requested information is received. Currently we are for instance still waiting for information regarding the organisation and operation of the local markets (i.e. the Amsterdam exchanges) and for a written statement of OFAC2.

1    Please note that the eventually given declarations of no-objections and the Exchange Licence can refer to more legal entities than initially requested for (this is due to the different (legal) steps in completing the merger)

2    This will be elaborated in bilateral contacts between the Dutch Ministry of Finance and OFAC.

Postbus 20201	Bezockadres	www.minfin.nl
2500 EE Den Haag	Prinsenhof
Prinses Beatrixlaan 512, Den Haag

     On the basis of currently available information (both for me as for the College of Euronext Regulators) and on the assumption that the information to be received does not cause any reasons for concern, I would like to inform you that I am minded to grant the requested declarations of no-objections and the Exchange Licence.

Reasons for my positive stand is based on (amongst others):

  the recent stand taken by the College of Euronext Regulators (in the letter of the 5th of December 2006 with reference: INFR-RLBo-06114535);
  the statement, on the possibility of future spillover of US laws, legislations and regulations, received from Mr Henry M. Paulson jr., Secretary of the US-Treasury;
  the statements from the SEC relating to the regulatory dimension of possible future spillovers;
  the Memorandum of Understanding between the SEC and Euronext Supervisors;
  the circumstance that the CEO of Euronext Amsterdam NV forms part of the Management Committee of NYSE Euronext Inc. and that therefore the local market (i.e. Amsterdam exchanges) is represented on the level of NYSE Euronext Inc.

Points of attention

     Beside the above mentioned comfort I have so far, I would like to underline that two elements will receive special attention in the formal process of granting the requested declarations of no-objection and Exchange Licence’s.

1.	Every possible material (current and future) spillover of US laws, legislations and regulations, should be excluded.

2.	The local organisation and operation of Euronext Amsterdam NV takes fully into account the need for the local responsibility for operating this local market.

     It is mainly because the above mentioned points of attention that the declarations of no-objections and the Exchange Licence will contain several restrictions and conditions which follow from Dutch legislation (Act on the Supervision of the Securities Trade 1995 and The Act on Financial Supervision). The conditions concern (among others):

  prevention of (current and future) material spill-over of US laws, regulations and interpretations thereof on the securities exchanges in the Netherlands operated by Euronext NV and Euronext Amsterdam NV;

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  safeguards for the local operation of Euronext NV and Euronext Amsterdam NV, to be ensured (among others) by the availability of adequate resources; and
  safeguarding proper and effective supervision by local supervisors on the securities exchanges in the Netherlands.

     The foreseen declarations of no-objection will, besides the above-mentioned conditions, also contain a description on the procedure to follow if the conditions of the declarations of no-objection are violated (I refer to this description as the escalation-ladder). If a condition laid down in a declaration of no objection is being violated, the normal procedure would be to withdraw the earlier granted declaration of no objection. The main reason for including an escalation-ladder in stead is twofold:

i.	it helps to prevent undertaking such a drastic step as to withdraw a declaration of no objection;

ii.	it helps to increase legal certainty.

     Most elements of the escalation-ladder follow directly from existing legislation (sections 1.4.2 and 1.6.1 and chapter 5.2 of The Act on Financial Supervision). Further, I will explore the possibility to include in the escalation-ladder the possibility for the Dutch Minister of Finance to trigger the activities of the Foundation in case an unforeseen (and non Foundation-triggering) US spillover has impact on the securities exchanges run by Euronext NV and Euronext Amsterdam NV. See Annex I, for a more detailed overview of the different elements of the escalation-ladder.

     I believe I have informed you sufficiently with this letter and hope you have fruitful meetings with your shareholders next week.

Yours sincerely

/s/ Gerrit Zalm Gerrit Zalm Minister of Finance of the Netherlands

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ANNEX I

The escalation-ladder will contain the following elements:

1.	Information (to be sent to AFM – Autoriteit Financiële Markten-) from the legal person to whom the declaration of no-objection (dno-holder) has been granted of the (potential) violation of the conditions in the declaration of no-objection.

2.	In depth consultation with the dno-holder on the (potential) violation of the conditions in the declaration of no-objection.

3.	Action from the dno-holder to avoid or repair the (potential) violation of the conditions in the declaration of no-objection.

4.	Formal instruction from AFM in order to overcome the violation of the conditions in the declarations of no-objection.

5.	AFM can induce a penalty and/or a fine if the formal instruction from AFM (point 4) is not being followed.

6.	The Dutch Minister of Finance can trigger the activities of the Foundation (this element is currently being explored and needs to be discussed with you).

7.	The withdrawal of the earlier granted declaration of no-objection.

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